Managments Discussion and Analysis OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2003 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 22, 2004.

Overview

Aurizon is a Canadian-based gold mining company with operations and development activities in north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 50% of the Sleeping Giant mine, which has been in operation since 1993, and 100% of the advanced development stage Casa Berardi project.  The Sleeping Giant mine produced 33,300 ounces of gold to Aurizon’s account in 2003 at a cash cost of US$266 per ounce.

The main factor influencing the improved financial performance in 2003 was the capitalization of all expenditures associated with Casa Berardi due to the significant exploration activity conducted in the past year.  In the two prior years, financial constraints and low gold prices limited any significant exploration or development activities, accordingly, care and maintenance costs of $2.5 million and $3.1 million were charged to operations in 2002 and 2001, respectively.  However, the adoption of new accounting standards, in respect of stock-based compensation and asset retirement obligations, resulted in non-cash charges of $590,520 in 2003.  Aurizon incurred a net loss of $0.3 million or $0.00 per share in 2003, compared to a net loss of $2.9 million or $0.06 per share in 2002, and a net loss of $6.2 million or $0.16 per share in 2001.  The 2001 results include a non-cash write-down of resource assets totaling $1.1 million.

Cash flow from operations resulted in cash flow for the year of $3.8 million in 2003, compared to cash flow of $0.2 million and negative cash flow of $2.8 million in 2002 and 2001, respectively.  The increased operating cash flow compared to 2002, is primarily attributable to capitalizing Casa Berardi exploration and development costs in 2003.

Three equity financings in 2003, together with the exercise of private placement warrants and stock options   provided $32 million to Aurizon in 2003, allowing the Company to undertake a major underground exploration program at Casa Berardi.  At December 31, 2003, Aurizon had cash of $27 million and working capital of
$28 million.

Key Financial Data (in $thousands)	2003	2002	2001
Revenue	$18,060	$17,029	$14,573
Net Loss	$301	$2,944	$6,235
- Per share	(0.00)	(0.06)	(0.16)
Cash flow from operating activities	$3,826	$233	($2,761)
Working capital	$27,908	$12,005	$1,199
Total assets	$78,611	$43,492	$30,193
Total long-term liabilities	$4,241	$3,097	$7,136

Gold Production

Total gold production in 2003 of 33,300 ounces matched that achieved in 2002 and was higher than the 31,900 ounces produced in 2001.  Ore production in 2003 was 9% higher than plan, although lower than the two previous years due to a reduced number of developed working places underground.  Ore grade in 2003 matched forecast and was 15% and 26% higher than 2002 and 2001, respectively.  A summary of Sleeping Giant's production results are as follows:

Sleeping Giant Mine Production Data
	2003	2002	2001
Production (100%):
Tonnes milled	176,500	202,800	214,067
Ore grade (grams/tonne)	12.1	10.5	9.6
Gold production (ounces) - 100%	66,600	66,100	63,800
Aurizon's share - 50%	33,300	33,050	31,900

Revenue

Higher Canadian dollar realized gold prices resulted in a 6% increase in revenue compared to 2002.  Revenue from mining operations in 2003 was $17.5 million compared to $16.4 million in 2002, and $13.9 million in 2001.  The average gold price realized in 2003 was US$375 per ounce, US$12 per ounce higher than the average London afternoon fixing, and higher than the US$310 and US$276 per ounce achieved in 2002 and 2001, respectively.  During 2003, Aurizon’s Canadian dollar settlements averaged 1.40 to the U.S. dollar, matching the yearly average exchange rate, and resulting in Aurizon realizing a Canadian dollar gold price of $525 per ounce.  This compares favourably with Canadian dollar realized gold prices per ounce of $487 and $428 in 2002 and 2001, respectively.

	2003	2002	2001
Realized gold price - US$	$375	$310	$276
Realized exchange rate to US$	1.40	1.57	1.55
Realized gold price - Canadian $	$525	$487	$428

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold.  Gold trades on global commodity exchanges, and its price is affected by numerous factors beyond the control of Aurizon.  The average London gold price rose 21% in 2003 to US$375 per ounce, compared to the prior year’s US$310 per ounce, and US$271 in 2001, the lowest average annual price in twenty-three years.  With expectations of continued strong gold prices in 2004, Aurizon had no gold production hedged at December 31, 2003.

Royalty and other income in 2003 totaled $574,000, compared to $656,000 in 2002 and $692,000 in 2001.  Royalty income from the Beaufor mine, which restarted in 2002 under new ownership, provided $343,000 and $350,000 in 2003 and 2002, respectively.  Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2003 were similar to the prior year's costs, at $12.4 million compared to $12.6 million in 2002, and $11.7 million in 2001.  Cash operating costs in 2003 were $145 per tonne, matching plan, although 17% higher than the costs achieved in 2002, due to lower ore production rates.  Total cash costs per ounce of US$266 in 2003 were higher than the forecast US$258 due to a much stronger than expected Canadian dollar.  The stronger Canadian dollar increased total cash costs by US$17 per ounce over forecast.  The strength of the Canadian dollar, together with higher unit operating costs and partially offset by a 15% increase in ore grades, resulted in total U.S. dollar cash costs being 10% higher in 2003 compared to the previous year.

	2003	2002	2001
Sleeping Giant Costs (US$/ounce):
Total cash costs	$266	$242	$236
Depreciation & depletion	$59	$46	$36
Total production costs	$325	$288	$272
Cash costs per tonne - Cdn$	$145	$124	$109

Depreciation and depletion expense totaled $2.8 million in 2003, compared to $2.4 million in 2002, and $1.8 million in 2001.  On a unit basis, depreciation and depletion costs per ounce totaled US$59 in 2003, compared to US$46 and US$36 in each of the two prior years.  Increased capitalized costs associated with the shaft deepening at Sleeping Giant more than offset a 2% increase in ore reserves, resulting in higher unit charges in 2003.

The adoption of a new accounting standard with respect to asset retirement obligations, effective January 1, 2003, has resulted in a retroactive accretion charge totaling $176,520, $164,527 and $153,356 in each of the past three years.  This charge represents the interest component of the present value of the estimated reclamation costs at each of the Company's two mineral properties.  This charge to operations will increase the asset retirement liability each reporting period until the year in which the reclamation work is expected to take place, at which time the undiscounted reclamation liability will be reflected on the balance sheet.

A general increase in corporate activities, together with costs associated with corporate governance requirements, have resulted in administrative and general costs increasing to $2.3 million compared to $1.7 million and $1.8 million in 2002 and 2001, respectively.

In 2003, care and maintenance costs at Casa Berardi were capitalized due to the significant exploration and development activity conducted during the year, whereas these costs were charged to operations in the two prior years.  Care and maintenance costs in 2002 were $2.5 million compared to $3.1 million in 2001.  The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition.  Aurizon’s 50% interest in the Beaufor mine was sold in 2001 for cash and a gold-indexed royalty on future production.

In 2002, the write-off of deferred finance costs associated with the early repayment of the Casa Berardi purchase obligation and related interest costs totaled $482,000 compared to financing costs of $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, which resulted in a loss on sale totaling $251,000.  During the same year, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties.

Aurizon realized gains of $72,000 in 2003, $36,000 in 2002 and $277,000 in 2001 on the disposal of surplus equipment.

Equity financings completed in 2003 totaling $32 million have increased shareholders' equity by 86%, upon which provincial and federal capital taxes are determined.  As a result, capital taxes for 2003 increased to $278,000, compared to $157,000 and $126,000 recorded in 2002 and 2001, respectively.  Income tax expense is in respect of federal large corporation’s tax and was $105,000, $61,000 and $45,000 in each of the past three years.

The adoption of the fair value method of accounting for stock options has resulted in a non-cash charge in 2003 of $414,000, in respect of 865,000 options granted in December 2003, exercisable at $2 per share.  In 2002, the fair value of stock options granted was reflected in the notes to the financial statements on a pro forma basis.

Summary of Quarterly Results and Fourth Quarter Review

2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$5,402,401	$4,804,490	$3,683,087	$4,169,655
Net Earnings (Loss)	($90,662)	$7,927	($212,209)	($6,210)
Earnings (Loss) per share - Basic and diluted	($0.00)	($0.00)	($0.00)	($0.00)
2002	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$4,317,317	$4,028,592	$4,243,485	$4,439,893
Net Earnings (Loss)	($971,294)	($626,836)	($1,058,038)	($287,568)
Earnings (Loss) per share - Basic and diluted	($0.02)	($0.01)	($0.02)	($0.01)

Revenue in the fourth quarter of 2003 reached the highest level of any of the past eight quarters as a result of achieving the highest gold output and ore grades, combined with the highest realized Canadian dollar gold prices.  Offsetting these improved operating results was the adoption of new accounting standards in 2003, which resulted in non-cash charges totaling $600,823 in 2003.  In the second quarter of 2003, operations were impacted by a change in mining methods, which resulted in a shortfall of ore production.

The quarterly losses in 2002 were significantly higher than any quarterly loss in 2003, due to Casa Berardi care and maintenance costs being charged to operations.

Cash Flow

Operating Activities

Operating activities generated $3.8 million of cash in 2003, compared to $0.2 million during 2002, and a cash outflow of $2.8 million in 2001.  The increased cash flow in 2003 is primarily attributable to the capitalization of Casa Berardi costs, whereas these costs were charged to operations in the two previous years.

Investing Activities

A major underground development program at Casa Berardi and shaft deepening at Sleeping Giant during 2003 have resulted in aggregate investing activities totaling $21.7 million compared to $5.9 million in 2002, whereas in 2001, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million.

Mineral property, plant and equipment expenditures in 2003 totaled $21.4 million, of which $15.2 million was invested at Casa Berardi and $6.2 million was invested at Sleeping Giant.  At Casa Berardi, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level in 2003, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.  At Sleeping Giant, $6.2 million was invested in the deepening of the production shaft by three working levels, or 200 metres, as well as 72,000 metres of development drilling and 1,700 metres of drifting.

In 2002, mineral property, plant and equipment expenditures totaled $6.0 million, of which $3.1 million was invested at Casa Berardi and $2.9 million was invested at Sleeping Giant.  At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113.  At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting and $0.2 million for mining equipment.  In 2001, mineral property and capital expenditures totaled $2.0 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone, and to fund 50,000 metres of exploration drilling.

	2003	2002	2001
Capital Expenditures by project:
Casa Berardi	$15,233,116	$3,084,166	-
Sleeping Giant	$6,186,443	$2,914,551	$1,950,605
Other	$50,689	$17,841	$3,100
Total	$21,470,248	$6,016,558	$1,953,705
Represented by:
Property, plant & equipment	$1,096,784	$220,393	$113,967
Mineral properties	$20,373,464	$5,796,165	$1,839,738
Total	$21,470,248	$6,016,558	$1,953,705

In 2001, investing activities include the sale of Aurizon’s 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2003, 2002 and 2001 of $181,000, $97,000, and $369,000, respectively.

Financing Activities

Equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.  As at December 31, 2003, there were 6.9 million warrants outstanding at an average exercise price of $2.32 per share, of which 760,000 warrants at an average price of $1.34 per share expire in 2004.  In 2002, three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million.  In 2001, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 11,666,690 shares in 2003 pursuant to the conversion of a $7 million convertible debenture (net proceeds of $6.5 million).  As consideration for interest and deferred finance costs associated with the Casa Berardi acquisition, 639,246 shares having a fair value of $290,000 were issued in 2002, compared to 1,320,907 shares having a fair value of $446,000, issued in 2001.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon’s share was $52,000 and $337,000, respectively

In 2003, Aurizon received $0.4 million in refundable tax credits and $0.1 million in provincial refundable mining duties, for certain eligible exploration expenditures.  In 2002, $0.6 million was received from refundable mining duties.

Equity financings in 2002 allowed for the early repayment of long-term debts totaling $4.3 million, being the remaining Casa Berardi acquisition obligation of $3.9 million and the deferred hydro charges of $0.4 million.  During 2001, $120,000 of long-term debt was repaid.

Aurizon’s aggregate operating, investing and financing activities during 2003 resulted in a net $14.6 million increase in its cash balances.  As at December 31, 2003, cash and cash equivalents stood at $27.1 million, compared to $12.4 million in 2002 and $1.8 million in 2001.

Balance Sheet

The total assets of Aurizon increased to $78.6 million at December 31, 2003 from $43.5 million in the previous year.  At the end of 2003, Aurizon had working capital of $27.9 million compared to $12 million at the end of 2002.  Aurizon has had no debt for the past two years and at the end of 2003, and currently, does not have any gold hedges or off balance sheet financings.  Aurizon did have US$2.0 million of foreign currency contracts at the end of 2003.  Shareholders’ equity increased to $69.7 million at December 31, 2003, compared to $36.1 million the previous year, primarily as a result of the significant equity financings completed in 2003.

As at the date of this report, Aurizon had 97,572,619 common shares issued and outstanding.  In addition, there were 6,836,207 warrants outstanding that are exercisable into common shares at an average price of $2.33 per share and 2,854,000 incentive stock options that are exercisable into common shares at an average price of $1.35 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Changes in Accounting Policies

In 2003 the Company adopted the new CICA accounting standard for asset retirement obligations whereby the fair value of these obligations are recorded in the period in which they occur.  The adoption of this standard, which requires retroactive application, has resulted in an increase in property, plant, and equipment of $826,554, an increase in asset retirement obligations totaling $2,445,911 and a decrease in reclamation liabilities totaling $2,985,000 which were recognized under the former accounting guidance.  The cumulative effect of this accounting change in 2003 was a credit to the opening deficit of $1,365,643.

The effect on earnings was an increase in the net loss for the year of $186,823, $174,830, and $163,659 for 2003, 2002, and 2001, respectively.

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations in 2003 of $414,000 and a credit to shareholders' equity.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this management discussion and analysis.  These measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.  Management believes that certain investors use this information, in addition to conventional measures prepared in accordance with Canadian GAAP, to evaluate Aurizon’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for GAAP measures.  Set out below are definitions for these performance measures and reconciliations to reported GAAP measures.

A reconciliation of costs per ounce of gold produced calculated in accordance with the Gold Institute Standard to operating costs and depreciation and depletion is provided below:

	2003		2002
	Total Cash Costs	Total Production Costs	Total Cash Costs	Total Production Costs
Operating costs	$12,426,134	$12,426,134	$12,552,353	$12,552,353
Depreciation and depletion	-	$2,760,803	-	$2,375,979
	$12,426,134	$15,186,937	$12,552,353	$14,928,332
Gold production - ounces	33,300	33,300	33,050	33,050
Costs per ounce - Canadian $	$373	$456	$380	$452
Average exchange rate to U.S.$	1.4015	1.4015	1.5704	1.5704
Costs per ounce - U.S.$	$266	$325	$242	$288

Outlook

Aurizon’s share of gold production from Sleeping Giant in 2004 is expected to increase by nearly 5% from 2003 levels to 34,500 ounces as a result of higher anticipated ore production.  Total cash costs per ounce are expected to increase to US$295 in 2004, compared to US$266 achieved in 2003 due to higher mining costs associated with extracting ore from the flatter dipping Zone 8 and lower anticipated average ore grades.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$375 per ounce, and an average U.S. dollar exchange rate of 1.33, the Sleeping Giant Mine is expected to provide approximately $1.9 million in operating cash flow to Aurizon during the year.  The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates.

Aurizon’s operations are very sensitive to the grade of ore mined.  The 2004 mine plan for Sleeping Giant anticipates mill throughput of 195,000 tonnes at a grade of 11.4 grams per tonne.  A 1.0 gram/tonne change in the ore grade would impact Aurizon’s forecast 2004 cash flow by $1.5 million.

A US$10 per ounce change in the US$375 per ounce gold price used in Aurizon’s 2004 forecast would have a $500,000 impact on forecast cash flow.  The gold price was relatively volatile during 2003, with the London afternoon fixing ranging from a high of US$416 per ounce in December, to a low of US$320 per ounce in April, before closing the year at US$416 per ounce.  As at December 31, 2003, Aurizon did not have any gold production hedges.

A change of 0.05 in the 1.33 U.S. to Canadian dollar exchange rate used in Aurizon’s 2004 forecast, would impact cash flow by approximately $650,000.  In 2003, the Canadian dollar had a range from 1.28 to 1.57 against the U.S. dollar and averaged 1.40 for the year.

Sleeping Giant will require $4.3 million of exploration, development, and capital expenditures in 2004, of which $1.5 million is required to complete the additional development work associated with the recent shaft sinking.  Also included in the Sleeping Giant budget is nearly 2,200 metres of drifting and 41,000 metres of diamond drilling.  The shaft sinking provides access to 76,000 tonnes of probable mineral reserves at a gold grade of 11.5 grams/tonne, representing 28,000 ounces of gold, and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne, representing 64,000 ounces of gold.  This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

At Casa Berardi, $18.8 million is expected to be invested in 2004 to continue the major underground exploration program that was initiated in early 2003, as well as starting certain preproduction development (including shaft collar construction), completing an updated feasibility study, and continuing an active exploration program on other prospective targets. The underground program will provide access to Zone 113 and will allow in-fill definition drilling and the extraction of ore for metallurgical testwork in order to increase the confidence level of the grade, continuity and extent of Zone 113.  The costs of the underground program, including site maintenance costs, are estimated to be $11 million in 2004.  The exploration budget of $1.8 million should provide approximately 21,000 metres of exploration drilling activity.  The objective of the 2004 programs is to complete a final feasibility study by October 2004 and to initiate preproduction development that will reduce the lead time required to reach commercial production.  Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs, and on equity capital, to fund significant exploration and development activity at Casa Berardi and Sleeping Giant.  The successful completion of three equity financings in 2003 has provided sufficient funding for all of Aurizon’s capital and development commitments for 2004.  It is anticipated that project financing for the development of Casa Berardi into an operating gold mine will be sought in the fourth quarter of 2004.

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.  This 20-F document is available on Sedar at www.sedar.com.

Critical Accounting Policies

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting policies, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Ability to Continue Operations

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  Production based on current mineral reserves is expected to continue for approximately three years, although this is an estimate that may be subject to change.  Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves.

Management estimates that the equity financings completed in 2003, together with anticipated cash flow from the Sleeping Giant Mine in 2004, will provide sufficient working capital to meet its planned operating and capital expenditures for the 2004 fiscal year, but cannot provide any assurance that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances.  In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves

Although the Company has carefully prepared the mineral reserves figures included herein and believes that the method of estimating mineral reserves has been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated gold will be produced.  In addition, mineral reserve grades, mill recoveries and tonnage actually realized by the Company may differ from estimates.

The Company’s mineral reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods.  Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Short-term factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or differing grades, may impair the profitability of a mine in any particular accounting period.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Sleeping Giant and Casa Berardi properties, but Aurizon may carry out further exploration on these properties with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Aurizon Mines Ltd.

Management’s Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors.  The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management’s best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets twice per year with the external auditors to review the audit plan and the financial statements and to discuss audit related matters.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The members of the Committee are independent directors.  The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3(a) and Note 3(b) to the financial statements.  Our report to the shareholders dated March 5, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Aurizon Mines Ltd.

Consolidated Balance Sheets
As at December 31, (in Canadian Dollars)

	2003	2002
	$	$
		(As Restated)
ASSETS
CURRENT
Cash and cash equivalents	27,080,839	12,441,888
Bullion settlements	781,685	606,045
Accounts receivable	1,498,872	727,870
Refundable tax credits (Note 6 (b))	1,736,703	390,310
Prepaids	469,755	293,900
Inventory	1,058,177	436,573
TOTAL CURRENT ASSETS	32,626,031	14,896,586
RECLAMATION DEPOSITS	428,650	-
PROPERTY, PLANT AND EQUIPMENT (Note 5)	7,985,842	7,450,644
MINERAL PROPERTIES (Note 6)	37,570,739	21,144,354
TOTAL ASSETS	78,611,262	43,491,584

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	4,717,569	2,892,154
	4,717,569	2,892,154
ASSET RETIREMENT OBLIGATIONS (Note 7)	2,622,431	2,445,912
FUTURE INCOME TAXES (Note 11)	967,320	-
LONG-TERM LIABILITIES (Note 6 (a))	651,405	651,405
TOTAL LIABILITIES	8,958,725	5,989,471

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)
Common shares issued – 97,362,619
(2002 – 63,002,937)	121,750,973	83,195,861
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION (Note 3 (b))	414,000	-
CONVERTIBLE DEBENTURES (Note 9)	-	6,517,534
DEFICIT	(53,255,379)	(52,954,225)
TOTAL SHAREHOLDERS’ EQUITY	69,652,537	37,502,113
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,611,262	43,491,584

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Aurizon Mines Ltd.

Consolidated Statements of Operations and Deficit
For the years ended December 31, (in Canadian Dollars)

	2003	2002	2001
	$	$	$
		(As Restated)	(As Restated)
REVENUE
Mining operations	17,485,922	16,372,858	13,880,853
Royalty and other income	573,711	656,429	692,023
	18,059,633	17,029,287	14,572,876
EXPENSES
Operating costs	12,426,134	12,552,353	11,663,097
Depreciation and depletion	2,760,803	2,375,979	1,798,980
Accretion (Note 7)	176,520	164,527	153,356
Administrative and general costs	2,272,615	1,683,259	1,849,786
Stock Based Compensation (Note 3 (b))	414,000	-	-
Restructuring costs	-	-	788,148
Care and maintenance costs (Note 6)	-	2,532,458	3,081,698
Interest and financing costs	-	481,966	254,217
Loss on sale of Beaufor Mine	-	-	250,679
Write-down of resource assets	-	-	1,073,817
Gain on sale of property, plant and equipment	(72,151)	(35,511)	(276,637)
Capital taxes	277,733	157,358	126,347
	18,255,654	19,912,389	20,763,488
LOSS FOR THE YEAR BEFORE THE FOLLOWING:	(196,021)	(2,883,102)	(6,190,612)
INCOME TAX EXPENSE (Note 11)	(105,133)	(60,634)	(44,555)
NET LOSS FOR THE YEAR	(301,154)	(2,943,736)	(6,235,167)
DEFICIT – BEGINNING OF YEAR
AS PREVIOUSLY REPORTED	(54,319,868)	(51,550,962)	(45,479,454)
CHANGE IN ACCOUNTING POLICY (Note 3 (a))	1,365,643	1,540,473	1,704,132
DEFICIT - AS RESTATED	(52,954,225)	(50,010,489)	(43,775,322)
DEFICIT – END OF YEAR	(53,255,379)	(52,954,225)	(50,010,489)
LOSS PER SHARE (Note 10) - Basic and Diluted	(0.00)	(0.06)	(0.16)
Weighted average number of Common shares outstanding	81,762,760	51,942,493	39,013,351

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow
For the years ended December 31, (in Canadian Dollars)

	2003	2002	2001
	$	$	$
		(As Restated)	(As Restated)
OPERATING ACTIVITIES
Net loss for the year	(301,154)	(2,943,736)	(6,235,167)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	2,855,690	2,486,956	1,939,500
Accretion	176,520	164,527	153,356
Interest and financing costs	-	481,966	254,217
Write-down of resource assets	-	-	1,073,817
Loss on sale of resource assets	-	-	250,679
Gain on sale of property, plant and equipment	(72,151)	(35,511)	(276,637)
Care and maintenance	-	118,356	323,106
Stock based compensation	414,000	-	-
Cash flow from operations	3,072,905	272,558	(2,517,129)
Decrease (increase) in non-cash working capital items (Note 13)	753,313	(39,736)	(243,830)
	3,826,218	232,822	(2,760,959)
INVESTING ACTIVITIES
Property, plant and equipment	(1,096,784)	(220,393)	(113,967)
Cost recoveries from non-operating assets	-	-	989,321
Mineral properties	(20,373,464)	(5,796,165)	(1,839,738)
Reclamation deposits	(428,650)	-	-
Sale of Beaufor Mine	-	-	1,664,384
Proceeds on disposal of property, plant and equipment	180,900	96,748	369,127
	(21,717,998)	(5,919,810)	1,069,127
FINANCING ACTIVITIES
Government grant (Note 6 (a))	-	52,400	337,495
Mining duties	102,844	555,487	-
Refundable tax credits	390,310	-	-
Issuance of shares	32,037,577	20,055,796	69,450
Long-term debt repayments	-	(4,321,862)	(119,600)
	32,530,731	16,341,821	287,345
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,638,951	10,654,833	(1,404,487)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	12,441,888	1,787,055	3,191,542
CASH AND CASH EQUIVALENTS - END OF YEAR	27,080,839	12,441,888	1,787,055
The attached notes form an integral part of these consolidated financial statements. Supplemental cash flow information is disclosed in note 13.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002 and 2001

1.

NATURE OF OPERATIONS

The Company is engaged in mining and related activities in Quebec, Canada, and its principal product is gold bullion.

The Company's results are impacted by the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.  Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time.  As a result, the Company is not dependent upon any one customer for the sale of its product.

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  Production based on current proven and probable reserves is expected to continue for approximately three years.  Additional production from Sleeping Giant will be dependent on the results of current and future exploration and development programs to discover new reserves.

A significant focus of the Company’s activities is currently the continuing exploration of the Casa Berardi property.  A major underground and surface exploration program is underway in order to advance the project to commercial production.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 15.

b)

Principles of Consolidation

Certain of the Company's activities are undertaken in joint ventures with other parties.  The Company accounts for its investments in joint ventures using the proportionate consolidation method.

c)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are mineral reserves and resources, depreciation rates, asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations.  Actual results could differ from those estimates.

d)

Cash Equivalents

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

e)

Inventory

Inventory is comprised of mine supplies and broken ore awaiting processing.  Broken ore is recorded at the lower of cost and net realizable value and mine supplies are recorded at the lower of cost and net replacement value.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Mineral Properties

i)

Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs.  Carrying values of producing mineral properties and the property, plant and equipment associated with those mineral properties are reviewed when events or conditions occur that suggest possible impairment and, where necessary, are written down to their estimated recoverable amount, determined on a non-discounted basis.  Depletion is provided over the estimated life of the asset on a unit-of-production basis using proven and probable reserves.  Management's estimates of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in property, plant and equipment.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a “care-and-maintenance” basis.  In this event, all costs incurred are expensed as care and maintenance costs.

ii)

Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale.  The costs are transferred to producing mineral properties in the case of a property placed into production.  The costs of abandoned properties are charged to earnings when the property is abandoned.  Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures.  The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property or if it is determined that the property is impaired in value.

Care and maintenance costs are charged to operations during years in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g)

Estimates of Proven and Probable Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The Company depreciates some of its assets on a unit-of-production basis over proven and probable reserves.  Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves.  It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation and depletion in future reporting periods.

h)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily on the unit-of-production basis and a 20% declining balance rate for machinery and equipment.  Depreciation is not provided on assets not in use.

i)

Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities.  Revenue amounts recognized but not settled are classified as bullion settlements.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Hedging Transactions

The Company uses forward gold and currency contracts to manage its exposure to the fluctuating price of gold and foreign exchange movements.  Gains or losses from gold hedging are recognized in revenue as hedged production is delivered.

k)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions.  Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates.  The resulting gains and losses are included in the determination of earnings.

l)

Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the new CICA Accounting Standard for asset retirement obligations which requires the fair value of liabilities for asset retirement obligations be recorded in the period in which they occur.  At each reporting period, the asset retirement obligations, or liabilities, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset.

m)

Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in Quebec.  The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

n)

Stock Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA.  Accordingly, the fair value of all stock options granted are recorded as a charge to operations and a credit to shareholders’ equity.  Consideration received on exercise of stock options is credited to share capital.

o)

Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the company’s assets and liabilities and the respective amounts reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)

Earnings Per Share

The Company follows the “treasury stock method” in the calculation of diluted earnings per share.  Earnings (loss) per share is calculated using the weighted average number of common shares issued and outstanding during the year.

3.

CHANGE IN ACCOUNTING POLICIES

a)

Asset Retirement Obligations

On January 1, 2003, the Company retroactively adopted the new CICA Accounting Standard, section 3110 for asset retirement obligations.

The adoption of the new standard, has resulted in an increase in property, plant and equipment of $826,554, an increase in asset retirement obligations of $2,445,911 and a decrease in reclamation liabilities totaling $2,985,000.  The cumulative effect of this accounting change in 2003 was a $1,365,643 credit to the opening deficit.

The effect on earnings was an increase in the net loss for the year of $186,823, $174,830, and $163,659 for 2003, 2002, and 2001 respectively.

b)

Stock-Based Compensation

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.  The adoption of this standard has resulted in a charge to operations in 2003 of $414,000.

4.

INVESTMENTS IN JOINT VENTURES

The Company's proportionate share of its interests in and results from its joint ventures (see note 6) is as follows:

	2003	2002
	$	$
ASSETS
Current	1,445,171	395,012
Long-term	7,811,102	4,222,224
	9,256,273	4,617,236
LIABILITIES
Current	2,601,415	2,349,900
Asset retirement obligations	651,405	651,405
Long-term liabilities	1,359,842	1,276,847
	4,612,662	4,278,152
JOINT VENTURERS’ EQUITY	4,643,611	339,084
TOTAL LIABILITIES AND JOINT VENTURERS’ EQUITY	9,256,273	4,617,236

REVENUES	17,485,922	16,372,858
EXPENSES	15,269,932	15,006,262
OPERATING EARNINGS	2,215,990	1,366,596

CASH PROVIDED BY (USED FOR)
Operating activities	4,854,581	4,414,792
Investing activities	(6,186,442)	(2,896,976)
Financing activities	-	52,400
Increase (decrease) in cash	(1,331,861)	1,570,216

5.

PROPERTY, PLANT AND EQUIPMENT

	2003	2002
	$	$
Cost	27,501,154	26,509,521
Accumulated depreciation	(19,515,312)	(19,058,877)
Net Book Value	7,985,842	7,450,644

Net Book Values:
Sleeping Giant, Quebec	1,154,352	1,180,414
Casa Berardi, Quebec	6,338,943	5,733,484
Others, Canada	492,547	536,746
	7,985,842	7,450,644

6.

MINERAL PROPERTIES

		2003			2002
		Accumulated depletion and			Accumulated depletion and
	Cost	write-downs	Net	Cost	write-downs	Net
	$	$	$	$	$	$
Producing mineral property
Sleeping Giant, Quebec	52,078,773	(45,422,023)	6,656,750	46,095,487	(43,022,768)	3,072,719
Non-producing mineral property
Casa Berardi, Quebec	30,913,989	-	30,913,989	18,071,635	-	18,071,635
	82,992,762	(45,422,023)	37,570,739	64,167,122	(43,022,768)	21,144,354

a)

Sleeping Giant Mine and Dormex Property

The Company holds a 50% joint venture interest in the Sleeping Giant Mine near Amos, Quebec, subject to royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

During 2002, the Company was provided with a $52,400 (2001 - $337,495) non-repayable government grant to fund exploration activity at the Sleeping Giant Mine.

As at December 31, 2003, the Company had provided $651,405 (2002 - $651,405) in respect of estimated severance payable on mine closure.

b)

Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

During 2003, when significant exploration was underway, care and maintenance costs were capitalized, whereas these costs were charged to operations in 2002 ($2,532,458) and 2001 ($2,633,439), during which time there was limited exploration activities.  During 2002, the company acquired the 2% to 4% gold indexed net smelter royalty from the original vendor of the property for $1,119,600.

As at December 31, 2003, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi.  Repayment of 30% of the assistance is due within 24 months, an additional 30% within 36 months, and the remaining 40% within 48 months of the achievement of commercial production.  Should commercial production be reached at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

6.

MINERAL PROPERTIES (Continued)

No government assistance has been received for Casa Berardi in the past three years.

As at December 31, 2003 the Company has accrued $1,736,703 in respect of Quebec refundable tax credits arising from certain eligible exploration expenditures (2002 - $390,310).  In addition, the Company has $3.3 million of non-refundable tax credits which may be applied against Quebec capital and income taxes.

c)

Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300.  On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

During 2003, the Company received royalties totaling $342,513 in respect of the Beaufor mine (2002 - $350,400).  There has been no commercial production from the Perron property to date.

During 2001, the Company sold its 50% interest in the Beaufor mine and 100% interest in the Perron property for cash consideration of $1,664,384 and future royalties.  The Company recorded a loss on disposition of $250,679.

7.

ASSET RETIREMENT OBLIGATIONS

		2003			2002
	Beginning of year	Accretion	End of year	Beginning of year	Accretion	End of Year
	$	$	$	$	$	$
Producing mineral property Sleeping Giant, Quebec	1,276,847	82,995	1,359,842	1,198,917	77,930	1,276,847
Non-producing mineral property Casa Berardi, Quebec	1,169,064	93,525	1,262,589	1,082,468	86,597	1,169,065
	2,445,911	176,520	2,622,431	2,281,385	164,527	2,445,912

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment
	$
Sleeping Giant, Quebec	1,642,621	6.5%	2006
Casa Berardi, Quebec	2,725,836	8.0%	2014
	4,368,457

8.

SHARE CAPITAL

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)

Issued and fully paid:

	Shares	Amount
Common Shares		$
December 31, 2000	38,478,859	62,334,432
Exercise of stock options	463,000	69,450
Renegotiation of debt	1,000,000	350,000
Payment of interest	320,907	96,438
December 31, 2001	40,262,766	62,850,320
Exercise of stock options	375,000	274,900
Payment of interest	639,246	289,745
Private placements	21,375,925	19,559,396
Exercise of warrants	350,000	221,500
December 31, 2002	63,002,937	83,195,861
Conversion of Convertible Debenture (Note 9)	11,666,690	6,517,534
Exercise of stock options	1,938,000	1,597,000
Private placements	15,940,740	27,158,769
Exercise of warrants	4,814,252	3,281,809
December 31, 2003	97,362,619	121,750,973

On May 9, 2003, the Company completed a private placement of 3,700,000 flow through common shares at a price of $1.35 per share, resulting in gross proceeds of $4,995,000 (Note 12 (b)).  In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at a price of $1.35 per share on or before May 9, 2004.

On August 21, 2003, the Company completed a private placement of 740,740 units at a price of $1.35 per unit, resulting in gross proceeds of $1,000,000.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $1.60 per share on or before August 21, 2005.

On September 10, 2003, the Company completed a private placement of 11,500,000 units at a price of $2.00 per unit, resulting in gross proceeds of $23 million.  Each unit comprises one common share and one half of one common share purchase warrant.  Each full warrant entitles the holder to acquire one common share at a price of $2.50 per share, on or before September 10, 2005.

Issue costs relating to the above private placements in 2003 totaled $1,836,232.

On April 18, 2002, the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit (“Unit”) resulting in gross proceeds of $5,010,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.  In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

8.

SHARE CAPITAL (Continued)

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in gross proceeds of $8,165,000.  In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

On December 23, 2002 the Company completed a Private Placement of 5,185,185 flow through common shares and 740,740 common shares, both at a price of $1.35 per share, resulting in gross proceeds of $8,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 355,555 common shares at a price of $1.35 per share on or before December 23, 2004.

Issue costs relating to the above private placements in 2002 totaled $1,615,604.

c)

Warrants

Warrants issued to brokers and private placement investors as at December 31, 2003 and 2002 and the changes during the years ended on those dates are presented below:

	2003		2002
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	5,358,055	$0.75	-	-
Issued	6,342,404	$2.41	5,708,055	$0.74
Exercised	(4,814,252)	$0.68	(350,000)	$0.63
Outstanding at end of year	6,886,207	$2.32	5,358,055	$0.75

A summary of information about the warrants outstanding and exercisable at December 31, 2003 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.32 - $1.60	1,136,207	1.0 year	$1.42
$2.50	5,750,000	1.8 years	$2.50

d)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to employees and directors as at December 31, 2003 and 2002 and the changes during the years ended on those dates is presented below:

	2003		2002
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	4,087,000	$0.93	3,687,000	$0.84
Granted	865,000	$2.00	1,390,000	$1.07
Exercised	(1,938,000)	$0.82	(375,000)	$0.73
Expired	-	-	(615,000)	$0.81
Outstanding at end of year	3,014,000	$1.31	4,087,000	$0.93

8.

SHARE CAPITAL (Continued)

A summary of information about the incentive stock options outstanding and exercisable at December 31, 2003 is as follows:

Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$0.60 - $0.72	592,500	0.6 year	$0.69
$1.00 - $1.35	1,556,500	1.0 year	$1.17
$2.00	865,000	3.0 years	$2.00

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options on a prospective basis, and, accordingly, the fair value of stock options granted in 2003 of $414,000 has been charged to operations.

The following is the Company’s pro forma loss with the fair value method applied to options issued during 2002:

2002
$
Loss for the year	(2,943,736)
Compensation expense related to fair value of stock options	(553,046)
Pro forma loss for the year	(3,496,782)
Pro forma loss per share: Basic and Diluted	(0.07)

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2003	2002
Expected volatility	69%	66%
Risk-free interest rate	2.80%	3.24%
Expected lives	2 Years	2 Years
Dividend yield	Nil	Nil

9.

CONVERTIBLE DEBENTURES

During 2003, 11,666,690 common shares were issued pursuant to the conversion of a $7,000,000 non-interest bearing convertible debenture (net proceeds of $6,517,534).  The debentures were convertible in whole or in part, into common shares of the Company at $0.60 per share, at any time prior to May 31, 2003.

10.

EARNINGS PER SHARE

Earnings (loss) per share has been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2003 of 81,762,760 shares (2002 - 51,942,493 shares,  2001 - 39,013,351 shares).

For the purposes of calculating diluted earnings per share, for 2003, the private placement warrants and incentive stock options would result in the addition of 237,041 and 914,418 common shares, respectively to the weighted average number of shares outstanding.  The exercise of these warrants and options would be anti-dilutive.

11.

INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2003	2002	2001
	$	$	$
Income tax recovery at statutory rates	(64,726)	(947,895)	(2,229,973)
Increase (decrease) in taxes from:
Tax benefits not recognized	64,726	947,895	2,229,973
Large corporations tax	105,133	60,634	44,555
	105,133	60,634	44,555

The components of future tax assets are as follows:

	2003	2002
	$	$
Resource assets	4,482,600	7,228,183
Asset retirement obligations	1,000,181	1,037,830
Other	300,584	452,627
Non-capital losses	3,595,934	3,081,934
	9,379,299	11,800,574
Valuation allowance	(9,379,299)	(11,800,574)
Future income tax assets	-	-

As at December 31, 2003, a future income tax liability of $967,320 existed in respect of Quebec mining duties.

The Company has approximately $59 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $11.5 million which may be carried forward until 2006 to 2010, before expiring.  No benefit has been recognized in respect of these amounts.  The deductibility of certain of the amounts is restricted to income from certain properties.

12.

COMMITMENTS

a)

The Company leases office space under two agreements.  Under one agreement expiring on August 31, 2005, the Company has subleased the office space resulting in a net obligation of approximately $25,000 per annum.  Under a second agreement expiring February 29, 2004, which was extended to February 29, 2008, the Company’s obligation approximates $46,000 per annum.

b)

At December 31, 2003, the Company has a commitment to incur $4,995,000 of eligible flow though expenditures at Casa Berardi prior to December 31, 2004.

13.

CASH FLOW INFORMATION

a)

Analysis of Change in Non-cash Working Capital Items

	2003	2002	2001
	$	$	$
Accounts receivable	(98,999)	22,747	7,252
Bullion settlements	(175,640)	(129,517)	629,239
Inventory	(621,604)	114,625	(60,300)
Prepaids	(175,856)	(81,720)	40,500
Accounts payable and accrued liabilities	1,825,412	34,129	(860,521)
Decrease (increase) in non-cash working capital	753,313	(39,736)	(243,830)

b)

Supplemental Cash Flow Information

	2003	2002	2001
	$	$	$
Non-cash Investing and Financing Activities
Shares issued to pay interest	-	289,745	96,438
Shares issued for finance costs	-	-	350,000

c)

During 2003, the Company paid taxes of $97,470 (2002 - $239,846; 2001 - $1,490) and interest of
$1,313 (2002 - $15,878; 2001 - $13,406).

14.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, bullion settlements, accounts receivable, refundable tax credits, reclamation deposits, and accounts payable.

At December 31, 2003, the Company held US$2.0 million of foreign currency contracts for 2004 at an average conversion rate of 1.34 into Canadian dollars.  Using a foreign exchange rate at December 31, 2003 of C$/US$1.29, the unrealized mark-to-market gain was approximately $84,325.

At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce.  The unrealized mark-to-market loss on these gold contracts was approximately $41,000.  The Company also held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars.  The unrealized mark-to-market gain on these foreign currency contracts was approximately $53,000.

15.         DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of loss and deficit is summarized as follows:

a)

Balance Sheets

	2003	2002
	$	$
Bullion settlements under Canadian GAAP	781,685	606,045
Bullion settlements under U.S. GAAP (g)	-	-
Deferred finance costs under Canadian GAAP	-	-
Deferred finance costs under U.S. GAAP (e)	-	64,329
Mineral properties – under Canadian GAAP	37,570,739	21,144,354
Exploration expenditures written off under U.S. GAAP (c)	(9,101,522)	(9,101,522)
Mineral properties – under U.S. GAAP	28,469,217	12,042,832
Convertible debenture shown as debt under Canadian GAAP	-	-
Convertible debenture shown as debt under U.S. GAAP (e)	-	6,961,616
Shareholders’ equity – under Canadian GAAP	69,652,537	37,502,113
Deficit – under Canadian GAAP	53,255,379	52,954,225
Deficit – under U.S. GAAP	(65,716,539)	(66,649,278)
Share capital – under Canadian GAAP	(121,750,973)	(83,195,861)
Share capital – under U.S. GAAP	122,233,438	83,195,861
Contributed surplus arising from convertible debenture warrants under U.S. GAAP (e)	287,893	287,893
Convertible debentures shown as equity under Canadian GAAP (e)	-	(6,517,534)
Shareholders’ equity – under U.S. GAAP	57,961,735	17,577,419

Aurizon Mines Ltd.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

b)

Statements of Operations and Deficit

	2003	2002	2001
	$	$	$
Loss - under Canadian GAAP	(301,154)	(2,943,736)	(6,235,167)
Asset retirement amortization	-	174,830	163,659
Exploration expenditures and mineral property write-downs (c)	-	-	1,518,498
Amortization of deferred financing charges (e)	(64,330)	(96,493)	(96,493)
Accretion of convertible debentures (e)	(38,384)	(57,579)	(57,579)
Unrealized derivative gains (f)	84,325	12,330	-
Revenue recognition (g)	(113,361)	(79,385)	577,149
Cumulative impact of adopting FAS 143	1,365,643	-	-
Earnings (Loss) - under U.S. GAAP	932,739	(2,990,033)	(4,129,933)
Basic and diluted loss per common share before cumulative impact of adopting FAS 143	(0.01)	(0.06)	(0.11)
Basic and diluted earnings (loss) per common share - under U.S. GAAP	0.01	(0.06)	(0.11)
Deficit - under U.S. GAAP - Beginning of Year	(66,649,278)	(63,659,245)	(59,529,312)
Earnings (Loss) - under U.S. GAAP	932,739	(2,990,033)	(4,129,933)
Deficit - under U.S. GAAP - End of Year	(65,716,539)	(66,649,278)	(63,659,245)

a)

Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.  For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties.  When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.  The capitalized costs of such properties are assessed, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis.  If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

b)

Stock-Based Compensation

For Canadian GAAP purposes, the Company has prospectively adopted the fair value based method of accounting for stock based compensation.  For U.S. GAAP purposes, the Company has prospectively adopted FAS 148, which results in no differences between Canadian and U.S. GAAP.

e)

Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 9 were accounted for as equity, net of issue costs, whereas under U.S. GAAP, they would have been accounted for as a long-term liability.

Under U.S. GAAP, warrants attached to a convertible debenture must be allocated as part of the original proceeds and shown separately as a permanent component of equity.  The principal amount of the debt was returned to its face value over the life of the instrument with the accretion being charged to earnings.  The costs of issuing the instrument were treated as a deferred financing charge and amortized over its term.

Aurizon Mines Ltd.

15.                DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

                     ACCOUNTING PRINCIPLES (Continued)

f)

Accounting for Derivative Instruments and Hedging Activities

At December 31, 2003, the Company had outstanding foreign exchange derivative instruments with an unrealized mark-to-market gain of $84,325.  Under U.S. GAAP, the Company is required to record unhedged derivative gains and losses in income.

At December 31, 2002, the Company had outstanding gold and foreign exchange derivative with an unrealized mark-to-market gain of $12,330.

g)

Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities.  Revenue amounts recognized but not settled are classified as bullion settlements.  Under U.S. GAAP, revenue is not recorded before title has passed.  Effective January 1, 2004 the Company will adopt new standards for revenue recognition under Canadian GAAP which are consistent with U.S. GAAP.

h)

New Pronouncements

i)

Asset Retirement Obligations

Effective January 1, 2003, the Company retroactively adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.”  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The Company also adopted CICA 3110 (see note 3 (a)).  Under Canadian GAAP, retroactive adoption with prior year restatement is required.  Under U.S. GAAP, the cumulative impact on retained earnings is not adjusted retroactively but is shown in income for the year in accordance with APB 20.

ii)

Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which will be effective for years beginning on or after April 1, 2003.  This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.  The Company will adopt the new standard on January 1, 2004.  The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

iii)

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which will be effective for years beginning on or after July 1, 2003.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.  Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.  The Company does not intend to apply hedge accounting to its derivative instruments.